Free Writing Prospectus

Filed pursuant to Rule 433

Registration No. 333-264278

May 8, 2023

EVERSOURCE ENERGY

Pricing Term Sheet
Issuer:	Eversource Energy
Security:	$550,000,000 5.45% Senior Notes, Series Z, Due 2028 (the “Securities”), which will be part of the same series of debt securities issued on March 6, 2023 by the Issuer in the amount of $750,000,000 (the “Existing Securities”)
Principal Amount:	$550,000,000 (for an aggregate principal amount outstanding of $1,300,000,000, together with the Existing Securities)
Maturity Date:	March 1, 2028
Coupon:	5.45%
Benchmark Treasury:	3.500% due April 30, 2028
Benchmark Treasury Price / Yield:	100-00+ / 3.496%
Spread to Benchmark Treasury:	130 basis points
Yield to Worst:	4.796%
Price to Public:	102.732% of the principal amount plus accrued interest from March 6, 2023
Accrued Interest:	$5,412,152.78
Interest Payment Dates:	Semi-annually on March 1 and September 1 of each year, commencing on September 1, 2023
Redemption Provisions:	Make-whole call at any time prior to February 1, 2028 (one month prior to the Maturity Date) at a discount rate of Treasury plus 20 basis points and on or after such date at par
Trade Date:	May 8, 2023
Settlement Date*:	May 11, 2023 (T+3)
Qualified Reopening:	The offering of the Securities is expected to qualify as a “qualified reopening” of the Existing Securities under the United States Treasury Regulations. See “Certain United States Federal Income Tax Consequences” in the Preliminary Prospectus Supplement dated May 8, 2023.
CUSIP / ISIN:	30040W AT5 / US30040WAT53
Expected Ratings**:	Baa1 (Moody’s); BBB+ (S&P); BBB+ (Fitch)
Global Coordinators	Barclays Capital Inc. Citigroup Global Markets Inc. Goldman Sachs & Co. LLC

Joint Book-Running Managers:	BofA Securities, Inc.
BNY Mellon Capital Markets, LLC
J.P. Morgan Securities LLC
KeyBanc Capital Markets Inc.
Mizuho Securities USA LLC
Morgan Stanley & Co. LLC
MUFG Securities Americas Inc.
PNC Capital Markets LLC
RBC Capital Markets, LLC
TD Securities (USA) LLC
U.S. Bancorp Investments, Inc.
Wells Fargo Securities, LLC
Co-Manager:	Siebert Williams Shank & Co., LLC

* Pursuant to Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes in the secondary market prior to the date that is two business days before the settlement date will be required, by virtue of the fact that the notes initially will settle T+3 (on May 11, 2023) to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of notes who wish to trade notes prior to the date that is two business days before the settlement date should consult their own advisors.

** Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus, as supplemented) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus (as supplemented) in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus (as supplemented) if you request it by calling Barclays Capital Inc. toll-free at (888) 603-5847; Citigroup Global Markets Inc. toll-free at (800) 831-9146; Goldman Sachs & Co. LLC toll-free at (866) 471-2526; Mizuho Securities USA LLC toll-free at (866) 271-7403; Morgan Stanley & Co. LLC toll-free at (866) 718-1649; RBC Capital Markets, LLC toll-free at (866) 375-6829; or TD Securities (USA) LLC toll-free at (855) 495-9846.